Brian P. Keane | 617 348 3093 | bkeane@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

June 13, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	Interleukin Genetics, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 8, 2012
File No. 001-32715

Ladies and Gentlemen:

On behalf of Interleukin Genetics, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to the comments of the Staff of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated June 13, 2011 with respect to the above-referenced preliminary proxy statement (the “Proxy Statement”). The response is numbered to correspond to the comment set forth in the Comment Letter, which for convenience, we have incorporated into this response letter.

General

1.	Comment: We note that you are seeking approval to increase your authorized shares of common stock from 100 million shares to 150 million shares and that you currently have no specific understandings, arrangements or agreements with respect to any future acquisitions that would require you to issue a material amount of new shares of your common stock. Please revise your disclosure to describe any specific plans, arrangement or understandings, whether written or oral, to issue any of the shares that will be newly available, other than those relating to future acquisitions. If you have no such plans, arrangements or understandings, please revise your disclosure to so state.

Response: The Staff is advised that the Company currently has no specific plans, arrangement or understandings, whether written or oral, to issue any of the shares that will be newly available if Proposal Four set forth in the Proxy Statement is approved. Accordingly, in the definitive proxy, the Company will revise the third paragraph of Proposal 4 to read as follows:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

“The Board of Directors believes it is in our best interest to have sufficient additional authorized but unissued shares of common stock available in order to provide flexibility for corporate action in the future. Management believes that the availability of additional authorized shares for issuance from time to time in the Board of Directors’ discretion in connection with future financings, investment opportunities, stock splits or dividends, possible acquisitions or for other corporate purposes is desirable in order to avoid repeated separate amendments to our Charter and the delay and expense incurred in holding special meetings of the stockholders to approve such amendments. We currently have no specific understandings, arrangements or agreements with respect to any financings, investment opportunities, stock splits or dividends, or acquisitions or for other corporate purposes that would require us to issue a material amount of new shares of our common stock. However, the Board of Directors believes that the currently available unissued shares do not provide sufficient flexibility for corporate action in the future.”

In connection with the foregoing request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above response is acceptable to the Staff. Please do not hesitate to call the undersigned at 617-348-3093 with any comments or questions regarding this response letter. We thank you for your time and attention.

Very truly yours,

/s/ Brian P. Keane

Brian P. Keane

Enclosures